TERMS SUPPLEMENT NO. 8 dated June 5, 2007
To Prospectus Supplement and Prospectus dated February 5, 2007 and
Product Supplement No. 1 dated April 12, 2007	Filed pursuant to Rule 433
relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Registration Statement No. 333-140456
$[●] 13.00% Reverse Convertible Notes Linked to The Andersons, Inc., due December 27, 2007
$[●] 9.10% Reverse Convertible Notes Linked to Jabil Circuit, Inc., due December 27, 2007
$[●] 11.15% Reverse Convertible Notes Linked to MasterCard Incorporated, due June 27, 2008
$[●] 23.65% Reverse Convertible Notes Linked to OmniVision Technologies, Inc., due September 27, 2007
Offering Information

Issuer:	Eksportfinans ASA

Issuer rating:	Aaa (Moody’s)/AA+ (Standard & Poor’s)/AAA (Fitch)

Specified Currency:	U.S. dollars

Agent:	Natixis Securities North America Inc. 9 West 57th St. New York, New York 10019

Agent acting in the capacity as:	Principal

Offerings:	This terms supplement relates to 4 separate offerings of notes, each of which is linked to one, and only one, Reference Share. You may participate in any or all of the note offerings. This terms supplement does not, however, allow you to purchase a note linked to a basket of some or all of the Reference Shares described below.

Aggregate face amount:	For the notes linked to The Andersons, Inc., $[●]. For the notes linked to Jabil Circuit, Inc., $[●]. For the notes linked to MasterCard Incorporated, $[●]. For the notes linked to OmniVision Technologies, Inc., $[●].
Investing in any one or more of these notes involves a number of risks. See “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 in the accompanying prospectus supplement.

Notes linked to [●]	Price to Public		Fees and Commissions			Proceeds to Us
Per note:	$	[●]	$	[●]	*	$	[●]
Total:	$	[●]	$	[●]	*	$	[●]

*	See “Supplemental plan of distribution” below.
     You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase any of the notes prior to their issuance. In the event of any changes to the terms of any of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this terms supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.
     The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Natixis Securities North America Inc.
     Eksportfinans ASA has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offerings to which this terms supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to these offerings that Eksportfinans ASA has filed with the SEC for more complete information about Eksportfinans ASA and these offerings. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Eksportfinans ASA, any agent or any dealer participating in these offerings will arrange to send you the prospectus, each prospectus supplement, product supplement no. 1 and this terms supplement if you so request by calling toll-free 866-369-6147.

Key Terms of the Notes

Reference Shares:	The Reference Share for each note offering will be the common stock of the issuers as set forth in the table below.

Reference Share
(for each of the note offering)	ISIN	Relevant Exchange	Ticker symbol
The Andersons, Inc.	US0341641035	NASDAQ	ANDE
Jabil Circuit, Inc.	US4663131039	NYSE	JBL
MasterCard Incorporated	US57636Q1040	NYSE	MA
OmniVision Technologies, Inc.	US6821281036	NASDAQ	OVTI

Interest Rate:	For the notes linked to The Andersons, Inc., 13.00% per annum, payable monthly in arrears in 6 equal 1.0833% payments on each of July 27, 2007, August 27, 2007, September 27, 2007, October 26, 2007, November 27, 2007, and December 27, 2007 (each an Interest Payment Date).

For the notes linked to Jabil Circuit, Inc., 9.10% per annum, payable monthly in arrears in 6 equal 0.7583% payments on each of July 27, 2007, August 27, 2007, September 27, 2007, October 26, 2007, November 27, 2007, and December 27, 2007.

For the notes linked to MasterCard Incorporated, 11.15% per annum, payable monthly in arrears in 12 equal 0.9292% payments on each of July 27, 2007, August 27, 2007, September 27, 2007, October 26, 2007, November 27, 2007, December 27, 2007, January 25, 2008, February 27, 2008, March 27, 2008, April 25, 2008, May 27, 2008, and June 27, 2008.

For the notes linked to OmniVision Technologies, Inc., 23.65% per annum, payable monthly in arrears in 3 equal 1.9708% payments on each of July 27, 2007, August 27, 2007, and September 27, 2007.

Redemption Amount:	The Redemption Amount payable for each note offering on the Maturity Date in respect of each $1,000.00 face amount will be:

•   if the official closing price of the applicable Reference Share quoted by the Relevant Exchange has not been below the Knock-In Level of that Reference Share on any Trading Day during the period from the Trade Date up to and including the Determination Date (the Knock-In Level Trigger), as determined by the calculation agent in its sole discretion, a cash payment of $1,000.00 (i.e. 100.00% of the face amount), or

•   if the Knock-In Level Trigger has occurred, (a) a cash payment of $1,000.00 (i.e. 100.00% of the face amount), if the Final Reference Level of the applicable Reference Share on the Determination Date is equal to or greater than the Initial Reference Level of that Reference Share, as determined by the calculation agent in its sole discretion, or (b) a number of Reference Shares equal to the Share Redemption Amount, if the Final Reference Level of that Reference Share on the Determination Date is less than the Initial Reference Level of that Reference Share.

Initial Reference Level:	For each note offering, the official closing level of the applicable Reference Share on the Trade Date.

Final Reference Level:	For each note offering, the official closing level of the applicable Reference Share on the Determination Date.

Knock-In Level:	For each note offering, the Knock-In Level will be a percentage of the Initial Reference Level of the applicable Reference Share as follows:

Notes linked to The Andersons, Inc.	[●] (80% of the Initial Reference Level)

Notes linked to Jabil Circuit, Inc.	[●] (80% of the Initial Reference Level)

Notes linked to MasterCard Incorporated	[●] (75% of the Initial Reference Level)

Notes linked to OmniVision Technologies, Inc.	[●] (75% of the Initial Reference Level)

Share Redemption Amount:	The Share Redemption Amount for each of the note offerings is as follows:

Notes linked to The Andersons, Inc.	[●]
Notes linked to Jabil Circuit, Inc.	[●]
Notes linked to MasterCard Incorporated	[●]
Notes linked to OmniVision Technologies, Inc.	[●]

The Share Redemption Amount payable on the Maturity Date, if applicable, will be the number of Reference Shares per note that you hold, in the amount set forth for that note offering in the table above. This amount is equal to the $1,000.00 face amount of the note divided by the Initial Reference Level of the applicable Reference Share. You will receive cash in lieu of fractional shares in an amount equal to the fractional share amount multiplied by the Final Reference Level of the applicable Reference Share.

CUSIP No. and ISIN:	For each note offering, the CUSIP number and ISIN are as follows:

	CUSIP No.	ISIN
Notes linked to The Andersons, Inc.	28264QFY5	US28264QFY52
Notes linked to Jabil Circuit, Inc.	28264QFZ2	US28264QFZ28
Notes linked to MasterCard Incorporated	28264QGA6	US28264QGA67
Notes linked to OmniVision Technologies, Inc.	28264QGB4	US28264QGB41

Trade Date:	June 22, 2007

Original Issue Date:	June 27, 2007

Determination Date:	The Determination Date for each of the note offering is as follows:

Notes linked to The Andersons, Inc.	December 21, 2007
Notes linked to Jabil Circuit, Inc.	December 21, 2007
Notes linked to MasterCard Incorporated	June 24, 2008
Notes linked to OmniVision Technologies, Inc.	September 24, 2007

Maturity Date†:	The Maturity Date for each of the note offering is as follows:

Notes linked to The Andersons, Inc.	December 27, 2007
Notes linked to Jabil Circuit, Inc.	December 27, 2007
Notes linked to MasterCard Incorporated	June 27, 2008
Notes linked to OmniVision Technologies, Inc.	September 27, 2007

†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at maturity” in the accompanying product supplement no. 1.

Denomination:	Minimum denominations of $1,000.00 and integral multiples thereof.

Calculation agent:	Natixis Derivatives Inc.
9 West 57th St., 35th Floor
Attn: General Counsel
Telephone No.: +1 212 891 6137
Fascimile No.: +1 212 891 1922
Additional terms specific to the notes
You should read this terms supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1 dated April 12, 2007. This terms supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying product supplement no. 1, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.
You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):
http://www.sec.gov/Archives/edgar/data/700978/000115697307000604/u52418e424b2.htm
Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.
Selected risk considerations
An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Shares. These risks are explained in more detail in the “Risk factors” section of the accompanying product supplement no. 1 dated April 12, 2007.

Hypothetical examples of amounts payable at maturity
The following tables set out the total return to the Maturity Date of a note, based on the assumptions outlined below and several variables, which include (a) whether the Knock-In Level Trigger has occurred and (b) several hypothetical closing prices for the Reference Shares on the Determination Date or at any time during the life of the notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.
The information in the tables reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1.
The tables below assume no Market Disruption Event, Adjustment Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Reference Shares.
The market price of the Reference Shares has been volatile in the past, and its performance cannot be predicted for any future period. The actual performance of the Reference Shares over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth below or to the historical price of the Reference Shares set forth elsewhere in this terms supplement. For information about the price of the Reference Shares during recent periods, see “The Reference Shares” below.
If the official closing price of the Reference Shares quoted by the Relevant Exchange never falls below the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date, or if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level, the Redemption Amount will be paid in cash.
By contrast, if the official closing price of the Reference Shares quoted by the Relevant Exchange is less than the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date and the Final Reference Level on the Determination Date is less than the Initial Reference Level, the Redemption Amount payment on the Maturity Date will be made in the Reference Shares (with fractional shares paid in cash).
Notes linked to The Andersons, Inc.
The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a hypothetical Initial Reference Level of $40.19 and a hypothetical Knock-In Level of $32.152. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the Redemption Amount is paid in cash.

		6
Assumed Closing Price	Value of	Monthly
of Reference Shares	Payment at	Interest	6 Month Total Return
on Determination Date (The Andersons, Inc.)	Maturity	Payments	$	%
Greater than: $40.19	$1,000.00	$65.00	$1,065.00	6.5000%
$40.19	$1,000.00	$65.00	$1,065.00	6.5000%
$37.51	$1,000.00	$65.00	$1,065.00	6.5000%
$34.83	$1,000.00	$65.00	$1,065.00	6.5000%
$32.16	$1,000.00	$65.00	$1,065.00	6.5000%
The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a hypothetical Initial Reference Level of $40.19 and a hypothetical Knock-In Level of $32.152. In these examples, the Knock-In Level Trigger occurred at some point during the life of the notes.

		6
Assumed Closing Price	Value of	Monthly
of Reference Shares	Payment at	Interest	6 Month Total Return
on Determination Date (The Andersons, Inc.)	Maturity	Payments	$	%
Greater than: $40.19	$1,000.00	$65.00	$1,065.00	6.500%
$40.19	$1,000.00	$65.00	$1,065.00	6.500%
$36.17	$900.00	$65.00	$965.00	-3.500%
$32.15	$800.00	$65.00	$865.00	-13.500%
$28.13	$700.00	$65.00	$765.00	-23.500%
$19.29	$600.00	$65.00	$665.00	-33.500%
$16.08	$500.00	$65.00	$565.00	-43.500%
$7.72	$400.00	$65.00	$465.00	-53.500%
$5.79	$300.00	$65.00	$365.00	-63.500%
$1.54	$200.00	$65.00	$265.00	-73.500%
$0.77	$100.00	$65.00	$165.00	-83.500%
$0.00	$0.00	$65.00	$65.00	-93.500%
Notes linked to Jabil Circuit, Inc.
The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a hypothetical Initial Reference Level of $22.25 and a hypothetical Knock-In Level of $17.80. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the Redemption Amount is paid in cash.

		6
Assumed Closing Price	Value of	Monthly
of Reference Shares	Payment at	Interest	6 Month Total Return
on Determination Date (Jabil Circuit, Inc.)	Maturity	Payments	$	%
Greater than: $22.25	$1,000.00	$45.50	$1,045.50	4.5500%
$22.25	$1,000.00	$45.50	$1,045.50	4.5500%
$20.77	$1,000.00	$45.50	$1,045.50	4.5500%
$19.28	$1,000.00	$45.50	$1,045.50	4.5500%
$17.81	$1,000.00	$45.50	$1,045.50	4.5500%
The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a hypothetical Initial Reference Level of $22.25 and a hypothetical Knock-In Level of $17.80. In these examples, the Knock-In Level Trigger occurred at some point during the life of the notes.

		6
Assumed Closing Price	Value of	Monthly
of Reference Shares	Payment at	Interest	6 Month Total Return
on Determination Date (Jabil Circuit, Inc.)	Maturity	Payments	$	%
Greater than: $22.25	$1,000.00	$45.50	$1,045.50	4.550%
$22.25	$1,000.00	$45.50	$1,045.50	4.550%
$20.03	$900.00	$45.50	$945.50	-5.450%
$17.80	$800.00	$45.50	$845.50	-15.450%
$15.58	$700.00	$45.50	$745.50	-25.450%
$10.68	$600.00	$45.50	$645.50	-35.450%
$8.90	$500.00	$45.50	$545.50	-45.450%
$4.27	$400.00	$45.50	$445.50	-55.450%
$3.20	$300.00	$45.50	$345.50	-65.450%
$0.85	$200.00	$45.50	$245.50	-75.450%
$0.43	$100.00	$45.50	$145.50	-85.450%
$0.00	$0.00	$45.50	$45.50	-95.450%
Notes linked to MasterCard Incorporated
The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a hypothetical Initial Reference Level of $151.25 and a hypothetical Knock-In Level of $113.4375. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the Redemption Amount is paid in cash.

		12
Assumed Closing Price	Value of	Monthly
of Reference Shares	Payment at	Interest	12 Month Total Return
on Determination Date (MasterCard Incorporated)	Maturity	Payments	$	%
Greater than: $151.25	$1,000.00	$111.50	$1,111.50	11.1500%
$151.25	$1,000.00	$111.50	$1,111.50	11.1500%
$138.65	$1,000.00	$111.50	$1,111.50	11.1500%
$126.04	$1,000.00	$111.50	$1,111.50	11.1500%
$113.45	$1,000.00	$111.50	$1,111.50	11.1500%
The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a hypothetical Initial Reference Level of $151.25 and a hypothetical Knock-In Level of $113.4375. In these examples, the Knock-In Level Trigger occurred at some point during the life of the notes.

		12
Assumed Closing Price	Value of	Monthly
of Reference Shares	Payment at	Interest	12 Month Total Return
on Determination Date (MasterCard Incorporated)	Maturity	Payments	$	%
Greater than: $151.25	$1,000.00	$111.50	$1,111.50	11.150%
$151.25	$1,000.00	$111.50	$1,111.50	11.150%
$136.13	$900.00	$111.50	$1,011.50	1.150%
$121.00	$800.00	$111.50	$911.50	-8.850%
$105.88	$700.00	$111.50	$811.50	-18.850%
$72.60	$600.00	$111.50	$711.50	-28.850%
$60.50	$500.00	$111.50	$611.50	-38.850%
$29.04	$400.00	$111.50	$511.50	-48.850%
$21.78	$300.00	$111.50	$411.50	-58.850%
$5.81	$200.00	$111.50	$311.50	-68.850%
$2.90	$100.00	$111.50	$211.50	-78.850%
$0.00	$0.00	$111.50	$111.50	-88.850%
Notes linked to OmniVision Technologies, Inc.
The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a hypothetical Initial Reference Level of $16.58 and a hypothetical Knock-In Level of $12.435. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the Redemption Amount is paid in cash.

		3
Assumed Closing Price	Value of	Monthly
of Worst Performing Reference Shares	Payment at	Interest	3 Month Total Return
on Determination Date (OmniVision Technologies, Inc.)	Maturity	Payments	$	%
Greater than: $16.58	$1,000.00	$59.13	$1,059.13	5.9125%
$16.58	$1,000.00	$59.13	$1,059.13	5.9125%
$15.20	$1,000.00	$59.13	$1,059.13	5.9125%
$13.82	$1,000.00	$59.13	$1,059.13	5.9125%
$12.45	$1,000.00	$59.13	$1,059.13	5.9125%
The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a hypothetical Initial Reference Level of $16.58 and a hypothetical Knock-In Level of $12.435. In these examples, the Knock-In Level Trigger occurred at some point during the life of the notes.

		3
Assumed Closing Price	Value of	Monthly
of Worst Performing Reference Shares	Payment at	Interest	3 Month Total Return
on Determination Date (OmniVision Technologies, Inc.)	Maturity	Payments	$	%
Greater than: $16.58	$1,000.00	$59.13	$1,059.13	5.913%
$16.58	$1,000.00	$59.13	$1,059.13	5.913%
$14.92	$900.00	$59.13	$959.13	-4.088%
$13.26	$800.00	$59.13	$859.13	-14.088%
$11.61	$700.00	$59.13	$759.13	-24.088%
$7.96	$600.00	$59.13	$659.13	-34.088%
$6.63	$500.00	$59.13	$559.13	-44.088%
$3.18	$400.00	$59.13	$459.13	-54.088%
$2.39	$300.00	$59.13	$359.13	-64.088%
$0.64	$200.00	$59.13	$259.13	-74.088%
$0.32	$100.00	$59.13	$159.13	-84.088%
$0.00	$0.00	$59.13	$59.13	-94.088%

The Reference Shares
General
Unless otherwise stated, all information contained herein on the Reference Shares and on the Reference Issuers is derived from publicly available sources and is provided for informational purposes only.
Each of the Reference Shares are registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov.
According to its publicly available documents, The Andersons, Inc. is an entrepreneurial, customer-focused company with diversified interests in the agriculture and transportation markets. Since its founding in 1947, it has developed specific core competencies in risk management, bulk handling, transportation and logistics and an understanding of commodity markets and leveraged these competencies to diversify its operations into other complementary markets, including ethanol, railcar leasing, plant nutrients, turf products and general merchandise retailing. Information provided to or filed with the SEC by The Andersons, Inc. pursuant to the Exchange Act can be located by reference to SEC file number 000-20557.
According to its publicly available documents, Jabil Circuit, Inc. is one of the leading providers of worldwide electronic manufacturing services and solutions, providing comprehensive electronics and mechanical design, production, product management and after-market services to companies in the aerospace, automotive, computing, consumer, defense, industrial, instrumentation, medical, networking, peripherals, storage, and telecommunications industries. Information provided to or filed with the SEC by Jabil Circuit, Inc. pursuant to the Exchange Act can be located by reference to SEC file number 001-14063.
According to its publicly available documents, MasterCard Incorporated is a leading global payment solutions company that provides a variety of services in support of the credit, debit and related payment programs of nearly 25,000 financial institutions who are its customers. Through its three-tiered business model as franchisor, processor and advisor, MasterCard Incorporated develops and markets payment solutions, processes payment transactions, and provides consulting services to its customers and merchants. It also manages a family of well-known, widely accepted payment card brands, including MasterCard®, MasterCard Electronic™, Maestro® and Cirrus®, which it licenses to customers. Information provided to or filed with the SEC by MasterCard Incorporated pursuant to the Exchange Act can be located by reference to SEC file number 001-32877.
According to its publicly available documents, OmniVision Technologies, Inc. designs, develops and markets high performance, highly integrated and cost efficient semiconductor image sensor devices. Its main products, image-sensing devices which referred to as CameraChip™ image sensors, capture images electronically and are used in a number of consumer and commercial mass-market products, including camera cell phones, digital still and video cameras, personal computer camera applications and interactive video, security and surveillance products, automotive products and medical imaging devices. Information provided to or filed with the SEC by OmniVision Technologies, Inc. pursuant to the Exchange Act can be located by reference to SEC file number 000-29939.
In addition, information regarding the Reference Issuers may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these reports.
This terms supplement relates only to the notes offered hereby and does not relate to the Reference Shares. We have derived all disclosures contained in this terms supplement regarding the Reference

Issuers from the publicly available documents described in the preceding paragraphs. Neither we nor the agent nor its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the Reference Issuers in connection with the offering of the notes. Neither we nor the agent nor its affiliates make any representation that such publicly available documents or any other publicly available information regarding the Reference Issuers are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this terms supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of any of the Reference Shares (and therefore the applicable Initial Reference Level, Knock-In Level and Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Reference Issuers could affect the value you will receive on the Maturity Date with respect to the notes and therefore the market value of the notes. Neither we nor any of our affiliates have any obligation to disclose any information about the Reference Issuers after the date of this terms supplement.
Neither we nor any of our affiliates makes any representation to you as to the performance of any of the Reference Shares. As a prospective purchaser of notes, you should undertake such independent investigation of the Reference Issuers as in your judgment is appropriate to make an informed decision with respect to an investment in any of the Reference Shares.
Historical Performance
The Reference Shares are traded on the Relevant Exchange. The following table sets forth the published intra-day high, low and closing prices of each of the Reference Shares since December 31, 2003, except the Reference Shares of MasterCard Incorporated, which were listed on the NYSE on May 25, 2006, and for which historical price information has been provided since that date. We obtained the information in the table below from Bloomberg without independent verification.
Any historical upward or downward trend in the price of any of the Reference Shares during any period shown below is not an indication that the price of those Reference Shares is more or less likely to increase or decrease at any time during the term of the applicable notes. You should not take the historical performance levels as an indication of future performance of any of the Reference Shares. We cannot assure you that the future performance of any of the Reference Shares will result in your receiving the face amount of your notes on the Maturity Date. The actual performance of each of the Reference Shares over the life of the notes may bear little relation to the historical levels shown below.
The Andersons, Inc.

Period	High	Low	Period End
2004
First Quarter	$9.995	$7.780	$9.400
Second Quarter	9.790	8.125	8.465
Third Quarter	10.610	8.275	10.425
Fourth Quarter	13.026	10.500	12.750
2005
First Quarter	$16.450	$12.170	$15.500
Second Quarter	18.000	13.515	17.905
Third Quarter	20.960	13.835	14.640
Fourth Quarter	22.110	13.295	21.540
2006
First Quarter	$39.970	$21.435	$39.115
Second Quarter	61.040	36.190	41.610
Third Quarter	46.770	32.380	34.150
Fourth Quarter	42.430	31.600	42.390
2007
First Quarter	$44.680	$37.720	$44.400
Second Quarter (through June 4, 2007)	47.020	38.290	40.190
Jabil Circuit, Inc.

Period	High	Low	Period End
2004
First Quarter	$32.350	$26.000	$29.430
Second Quarter	31.490	24.410	25.180
Third Quarter	24.400	19.480	23.000
Fourth Quarter	26.720	22.940	25.580
2005
First Quarter	$28.520	$21.810	$28.520
Second Quarter	31.420	26.410	30.730
Third Quarter	32.750	29.040	30.920
Fourth Quarter	38.310	29.080	37.090
2006
First Quarter	$43.310	$37.060	$42.860
Second Quarter	43.140	24.220	25.600
Third Quarter	28.960	22.070	28.570
Fourth Quarter	31.050	24.120	24.550
2007
First Quarter	$27.640	$21.390	$21.410
Second Quarter (through June 4, 2007)	24.200	21.250	22.250
MasterCard Incoporated

Period	High	Low	Period End
2006
Second Quarter	$49.150	$39.000	$48.000
Third Quarter	70.350	43.900	70.350
Fourth Quarter	105.480	69.500	98.490
2007
First Quarter	$114.740	$96.410	$106.240
Second Quarter (through June 4, 2007)	151.250	106.960	151.250
OmniVision Technologies, Inc.

Period	High	Low	Period End
2004
First Quarter	$31.070	$22.695	$27.310
Second Quarter	29.010	14.880	15.950
Third Quarter	15.190	9.020	14.150
Fourth Quarter	19.730	13.970	18.350
2005
First Quarter	$20.360	$15.150	$15.150
Second Quarter	16.290	13.360	13.590
Third Quarter	14.950	12.060	12.620
Fourth Quarter	21.560	11.810	19.960
2006
First Quarter	$30.710	$21.110	$30.200
Second Quarter	33.900	20.230	21.120
Third Quarter	21.220	13.880	14.270
Fourth Quarter	18.420	13.620	13.650
2007
First Quarter	$13.830	$11.270	$12.960
Second Quarter (through June 4, 2007)	16.580	12.470	16.580
Supplemental information regarding taxation in the United States
The amount of the stated interest rate on each of the notes that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 1) and the amount that constitutes Put Premium (as defined in the accompanying product supplement no. 1) are set forth in the table below.

	Deposit	Put Premium
Notes linked to The Andersons, Inc.	5.39%	7.61%
Notes linked to Jabil Circuit, Inc.	5.39%	3.71%
Notes linked to MasterCard Incorporated	5.45%	5.70%
Notes linked to OmniVision Technologies, Inc.	5.36%	18.29%
Please refer to “Taxation in the United States” beginning on PS-16 of the accompanying product supplement no. 1.
Supplemental plan of distribution
The notes will be purchased by Natixis Securities North America Inc. (the agent) as principal, pursuant to terms agreements between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with each issuance of the notes.
See “Supplemental plan of distribution” beginning on page PS-19 of the accompanying product supplement no. 1.